ทะเบียนเลขที่ / Registration No. 0107535000206
บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

RECEIVED
2006 AUG 29 P 1:02
OFFICE OF INTERNATIONAL CORPORATE FINANCE

No. PTTEP 1.910/ 319 /2006

Finance Department
Tel. 0-2537-4512/0-2537-4611

August 24, 2006

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

06016381

SUPPL

Dear Sir,

Subject: Drilling Result of exploration well Zatila-1, offshore Myanmar M9 Block
Reference: Letter PTTEP No. 1.910/ 285/ 2006, dated August 1, 2006

Reference is made to PTTEP International Limited (PTTEPI), a 100% owned subsidiary of PTT Exploration and Production Public Company Limited (PTTEP), an operator and sole shareholder of exploration block – M9 in Myanmar. The block is located in the Gulf of Mataban, about 250-300 kilometers south of Yangon.

PTTEP would like to report the drilling result of exploration well, Zatila-1 which is located in one of the structures in M9 block. The well was drilled to the total depth of 2,912 meters subsea and encountered several petroleum baring formations. The flow rate testing (Drill Stem Test) were conducted on 2 intervals. The first interval (2,690 meters) found gas and crude oil of 40° API, at very low flow rate. The second interval (2,326 meters) found gas and crude oil of 54° API at the flow rate of approximately 16,000 standard cubic feet per day and 30 barrels per day respectively. At this level of flow rate, it is not enough to establish commerciality of the well. However, it is an important discovery since this has been the first oil discovery in the Gulf of Mataban.

PTTEP will conduct more exploration in the area of Zatila to search for large oil reservoir structures and plan to drill more exploration wells in structures where natural gas was found in order to identify the petroleum potential and establish development plan for M9.

Yours sincerely,

Maroot Mrigadat
President

PROCESSED
AUG 30 2006
THOMSON
FINANCIAL

dw 8/29

PTTEP Office Building, 555 Vibhavadi-Rangsit Road, Chatuchak, Bangkok 10900, THAILAND Tel.: 66 (0) 2537-4000 Fax: 66 (0) 2537-4444 http://www.pttep.com